Exhibit 99.1

Kaixin Auto Holdings Announces Entry into a Definitive Share Purchase Agreement with Shareholders of Haitaoche Limited

BEIJING, January 4, 2021 (GLOBE NEWSWIRE) -- Kaixin Auto Holdings (“Kaixin” or the “Company”) (NASDAQ: KXIN) today announced that it has entered into a definitive share purchase agreement (the “Share Purchase Agreement”) with the shareholders (the “Sellers”) of Haitaoche Limited (“Haitaoche”) on December 31, 2020.

The Share Purchase Agreement supersedes a binding term sheet between Kaixin and Haitaoche, which was announced on November 5, 2020. Pursuant to the Share Purchase Agreement, Kaixin will acquire 100% of the share capital of Haitaoche from the Sellers (the “Acquisition”). As consideration for the Acquisition, Kaixin will issue an aggregate of 74,035,502 ordinary shares to the Sellers.

Because the Acquisition is a transaction whereby the Company combines with a non-Nasdaq entity resulting in a change of control of the Company, the Company is required to apply for initial listing in connection with the Acquisition pursuant to Rule 5110(a) of the Nasdaq Stock Market. Subject to the approval by Nasdaq and other closing conditions, the Company anticipates that the Acquisition will close by March 31, 2021.

The Company will file a current report on Form 6-K with the Securities Exchange Commission (the “SEC”), which will include as exhibits (i) the Share Purchase Agreement, (ii) Haitaoche’s audited consolidated financial statements for the years ended December 2018 and 2019 and unaudited consolidated financial statements for the six months ended June 30, 2020; and (iii) unaudited pro forma condensed combined balance sheet as of June 30, 2020 combining the unaudited consolidated balance sheets of Kaixin and Haitaoche as of June 30, 2020, giving effect to the Acquisition as if it had been consummated as of that date.

Haitaoche is a China-based online retail platform for imported automobiles. With enhanced governmental policy support for new energy vehicles and recent innovative technological development, the auto industry is ushering in an era of major business model breakthroughs and opportunities. Haitaoche is committed to developing into China's leading innovative automotive retail trading platform. Having established good performance record and reputation in the field of import car sales in the past years, Haitaoche is expanding its sales system into the field of electric vehicles. It has reached into cooperation intentions with a number of electric vehicle suppliers to cater to diversified demands of consumer groups. It’s also in the process of setting up strategic cooperative arrangements with well-known Chinese automobile manufacturers to design and launch customized electric vehicles in order to tap into the huge potentials of the new automobile market in China, while following and exploring the commercial application of autonomous driving in electric vehicles.

Haitaoche is led by its founders, Mr. Mingjun Lin and Mr. Yun Wu. Mr. Lin was also appointed as Kaixin’s acting chief executive office on November 3, 2020.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Kaixin may also make written or oral forward-looking statements in its filings with the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with used auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Investor Relations

Kaixin Auto Holdings

Tel: +86 (10) 8448-1818

Email: ir@kaixin.com